[S&C Letterhead]

April 24, 2009

Via Facsimile and EDGAR

Karen J. Garnett, Esq.

Assistant Director

United States Securities and Exchange Commission

Washington D.C. 20549-3628

Re:	MF Global Ltd. – Registration Statement on Form S-3 filed March 6, 2009 (File No. 333-157770)

Dear Ms. Garnett:

On behalf of our client, MF Global Ltd. (the “Company”), set forth below is the Company’s response to the Staff’s comment letter (the “Comment Letter”) dated March 30, 2009 concerning the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

General

1.	We note that you are registering the resale of 22,252,667 shares of common stock, which constitute 18.6% of your outstanding common shares. We also note that the selling stockholder is a subsidiary of Man Group plc, which was your former parent company, and that you have entered into several agreements pursuant to which Man Group plc, provides various services in connection with the continued operation of your business. Please provide us with a detailed legal analysis of whether the selling shareholder is an affiliate of the issuer and whether this offering should be viewed as an offering by or on behalf of MF Global Ltd. instead of a secondary offering as contemplated by Rule 415(a)(1)(i) of Regulation C.

Response

Introduction

On behalf of the Company, we advise the Staff as follows. The Company believes that the offering by the selling shareholder should be viewed as a secondary offering as contemplated by Rule 415(a)(1)(i) because the Company does not believe it is a “subsidiary” (as defined in Rule 405 of Regulation C) of the selling shareholder, Man Group UK Limited, or its parent, Man Group plc (“Man Group”).

An offering of securities may be made pursuant to Rule 415(a)(1)(i) if the securities are “offered or sold by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”. Under Rule 405, the Company will be considered a “subsidiary” of Man Group if the Company is an “affiliate” of Man Group “controlled” by Man Group directly or indirectly through one or more intermediaries. “Control” – the concept on which the determination of “subsidiary” status for this purpose fundamentally depends – is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise”. Since the selling shareholder is a subsidiary of Man Group, for purposes of this analysis, we have addressed whether Man Group, directly or indirectly, controls the Company.

The question of whether control exists involves a determination of all relevant facts and circumstances. Among the facts and circumstances that the courts, the Commission and commentators have considered relevant to a determination of the existence of control are: (i) the power to select a majority of the board of directors; (ii) the ownership of a substantial block of securities; (iii) a position as a director or an officer; (iv) involvement in the day-to-day management of the issuer; and (v) the existence of historical, familial, business or contractual relationships as a result of which control may be exercised. Neither the presence of one or more of these factors nor the absence of one or more of these factors may be enough to determine the existence or non-existence of control. Rather, it is the total combination and assessment of all relevant facts and circumstances that will be determinative.

Karen J. Garnett, Esq.	-2-

Analysis of Control Relationship

Background

On July 24, 2007, the Company completed its initial public offering (“IPO”) pursuant to which Man Group sold 97,379,765, or approximately 81.4%, of its common shares of the Company. Prior to the IPO, the Company operated as a division of Man Group and was known as “Man Financial”. In connection with the IPO, the Company’s business was reorganized under a new holding company and separated from Man Group, with Man Group retaining its asset management business known as “Man Investments”. As stated in the IPO prospectus dated July 18, 2007, it was the intent of both companies that, following the IPO, the Company would operate independently of Man Group.

Prior to the IPO, Man Group provided financial and administrative support to the Company. In connection with the IPO, the Company entered into several transitional services agreements with Man Group pursuant to which Man Group agreed to continue to provide the Company with administrative support for certain corporate functions for a short transitional period extending between six months and two years. The only agreements of the kind that are currently operative between Man Group and the Company are a shared occupancy and facilities agreement with respect to leased office space in London and Chicago and some less material arrangements covering telecommunications and administrative matters that are to be transitioned to the Company in short order. All other transitional services agreements between the Company and Man Group have expired. The Company continues to provide execution and clearing services to Man Group affiliates pursuant to arms’-length, commercial clearing arrangements, as noted below.

In addition, in connection with the IPO, the Company entered into a master separation agreement and granted Man Group registration rights with respect to the common shares held by Man Group following the completion of the IPO. Pursuant to the terms of the master separation agreement, the Company and Man Group agreed (i) to certain non-competition and non-solicitation provisions extending until July 2010, (ii) to provide each other with reasonable access to information necessary for either party to comply with reporting and regulatory obligations and (iii) to restrict the Company’s ability to buy back its common shares to the extent such action would cause Man Group’s ownership (direct or indirect) to rise to 20% or more, which would trigger additional reporting and regulatory requirements under UK law for Man Group with respect to its investment in the Company. The master separation agreement reflects the fact that an increase in Man Group’s share ownership of the Company to 20% or more would have significant and costly regulatory consequences for Man Group under UK law. The Company and Man Group also entered into a Deed of Indemnity and a Tax Matters Deed providing for indemnification and related arrangements with regard to certain matters existing at the time of separation. These agreements between the Company and Man Group are described in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (and incorporated by reference as exhibits thereto).

Karen J. Garnett, Esq.	-3-

Control Analysis

The Company’s authorized share capital consists of 1,000,000,000 common shares, $1.00 par value per share, of which approximately 120,000,000 shares are currently issued and outstanding, and 200,000,000 preference shares, $1.00 par value per share, of which 3,000,000 shares are currently issued and outstanding.

As discussed above, Man Group currently owns 22,252,667, or 18.6%, of the Company’s outstanding common shares. The Company is aware that many years ago, when the Staff was prepared to express views on control status, the Staff expressed the view that a person’s status as an owner of 10% of the voting securities of a company is not necessarily determinative of whether such a person is a control person or a member of a controlling group of persons. 1 Consistent with that view, the Company does not believe that Man Group’s ownership interest in the Company should be determinative of whether Man Group controls the Company. Rather, share ownership is one fact which must be taken into consideration. Importantly, the Company believes that the presence of the factors described below weigh heavily against a finding of control despite Man Group’s ownership interest in the Company.

Lack of Board Control. The Company’s board of directors (“Board”) currently consists of eight members, none of which have been appointed at the direction of Man Group. Moreover, Man Group does not have the power to select a majority of the Board members, each of whom are elected by a majority of the votes cast at the annual shareholders’ meeting. One of the Company’s directors, David Schamis, was appointed by J.C. Flowers & Co. LLC (“J.C. Flowers”), an entity unaffiliated with Man Group, pursuant to the terms of an investment agreement relating to J.C. Flowers’ purchase of the Company’s preference shares.2

[1]	American Standard, SEC No. Action Ltr., October 11, 1972.
[2]	In June 2008, J.C. Flowers purchased $150 million of the Company’s cumulative convertible preference shares, series A, and was entitled to designate one individual to serve as a member of the Company’s Board until such time as its holdings of the series A shares (on an as-converted basis, together with, any common shares issued on conversion) cease to represent at least 5% of the Company’s outstanding common shares as of the closing date, subject to the terms and conditions set forth in the investment agreement.

Karen J. Garnett, Esq.	-4-

In addition, except as provided in the master separation agreement, Man Group does not have any legal or contractual right to nominate any member of the Company’s Board. The master separation agreement provides Man Group with a contingent right to appoint a director only in the limited situation where the Company repurchases its outstanding common shares or takes any other action that would cause Man Group’s share ownership to rise to 20% or more. This contingent right expires in January 2010, and the Company does not intend to take any such action and, in fact, is prohibited under the master separation agreement from doing so. Finally, to the Company’s knowledge, no member of the Board has any relationship with Man Group, other than Alison Carnwath, who currently serves as a non-executive director of Man Group and was elected director of the Company by its shareholders at their most recent annual meeting (she is chairman).

No Officers. No representative of Man Group currently serves as an officer of the Company.

No Involvement in Day-to-Day Management. Man Group is not involved in the day-to-day management of the Company. As discussed above, following the IPO, it was the intent of both companies that the Company would operate independently of Man Group. The Company has in fact operated independently of Man Group without the involvement of Man Group in any of its activities or decision making. The Company does not provide Man Group with any regular reports or other non-public information about the Company (other than customary information relating to clearing and brokerage services provided to Man Group entities in their capacity as clients of the Company).

No Significant Relationships. Other than the remaining transitional services and separation agreements referenced above, the only relationships between the Company and Man Group that exist today are contracts made in the ordinary course of business. The Company provides execution and clearing services for a number of independent investment products managed by Man Investments Limited, a division of Man Group. The Company also provides brokerage services with respect to several investment products managed by entities that may be partially owned by Man Group. The Company provides all these services on what it believes to be arms’ length, commercial terms. Brokerage services (including execution and clearing services) performed by the Company for Man Group accounted for approximately 1.7% of the Company’s revenues, net of interest and transaction-based expenses, and represented approximately 9.4% of its adjusted income before taxes, for the fiscal year ended March 31, 2008.

Karen J. Garnett, Esq.	-5-

Based on the foregoing, the Company does not believe that it is a subsidiary or an affiliate of, or is controlled by, Man Group.

Use of S-3 for Secondary Offering

An offering of securities may be made pursuant to Rule 415(a)(1)(i) if the securities are “offered or sold by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”. If the Company is not a subsidiary of Man Group (as detailed above), the Company may use Form S-3 for a secondary offering. Moreover, even if Man Group were found to be an affiliate of the Company, the Staff has taken a no-action position to permit a secondary offering pursuant to Rule 415(a)(1)(i) by shareholders who may be deemed affiliates of the issuer.3 The Staff also indicated in Question 212.15 of the Compliance and Disclosure Interpretations in respect of Securities Act Rules that affiliates of issuers may make secondary offerings of the issuer’s securities since they are not necessarily treated as being the alter egos of the issuers. As described above, the Company operates independently of Man Group and is not the alter ego of Man Group. Accordingly, under these interpretations, the Company would be permitted to use Form S-3 to register the proposed secondary offering by Man Group even if for argument’s sake Man Group were deemed to be an affiliate, although not the alter ego, of the Company.

The Company also notes that it is eligible to use Form S-3 if it were offering common shares for its own account. The Company is aware of the Staff’s concern in private investment situations where private investors have acquired restricted securities and have sought to dispose of such securities in a secondary offering registered on Form S-3 although the issuer itself is not eligible to use Form S-3. Here, the Company is S-3 eligible and Man Group has held the common shares to be registered for over 18 months so it is not the type of situation that the Staff has been concerned with. Moreover, if the proposed offering by Man Group were registered for sale on the Company’s behalf, the Company believes that investors would be misled since the Company is neither offering the securities nor receiving any of the proceeds from the offering, now or at any time in the future. Unlike a subsidiary that receives funding from its parent, MF Global does not receive any funding from Man Group, whether in the

[3]	National Capital Real Estate Trust, SEC No. Action Ltr., Oct 13, 1987.

Karen J. Garnett, Esq.	-6-

form of capital contributions or loans, and does not expect to do so at any time in the future although, depending on circumstances, it may be entitled to certain additional contributions from Man Group under that certain Tax Matter Deed referenced above.

Conclusion

For the reasons discussed above, the Company respectfully submits that (i) the Company is not a subsidiary of Man Group and (ii) the offering by Man Group should be viewed as secondary offering pursuant to Rule 415(a)(1)(i) of Regulation C.

* * * *

Any questions or comments with respect to the Form S-3 may be communicated to the undersigned at (212) 558-3882 or to Catherine M. Clarkin at (212) 558-4175. Please send copies of any correspondence relating to this filing to David B. Harms and Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ David B. Harms
David B. Harms

cc:	Jerard Gibson
(Securities and Exchange Commission)

Howard Schneider
(MF Global Ltd.)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)

Karen J. Garnett, Esq.	-7-